[NFP GRAPHIC OMITTED]                               787 Seventh Avenue
                                                         11th Floor
                                                         New York, NY  10019
                                                         phone 212.301.4000
                                                         fax 212.301.4001
                                                         www.nfp.com





                                                     March 9, 2006

     BY HAND AND EDGAR
     ---------------------

     Mr. Jim B. Rosenberg
     Senior Assistant Chief Accountant
     U.S. Securities and Exchange Commission
     Division of Corporation Finance
     100 F Street, N.E.
     Washington, D.C. 20549

              Re:   National Financial Partners Corp.
                    SEC File No. 1-31781
                    Form 10-K for the year ended December 31, 2004
                    ----------------------------------------------

     Dear Mr. Rosenberg:

     Reference is made to the (i) letter dated  January 18, 2006 from me to you,
(ii) telephone conference between me and Mark Brunhofer, Staff Accountant at the United States Securities and Exchange Commission (the "Commission"), on January 27, 2006, and (iii) telephone conference between Robert Zuccaro, Chief Accounting Officer at National Financial Partners Corp. (the "Company"), and Mark Brunhofer on March 7, 2006.

     At the request of the staff (the "Staff") of the Commission, the Company respectfully submits additional information with respect to comment nos. 4 and 5 set forth in the Staff's letter dated December 9, 2005. For the convenience of the Staff, we have restated the Staff's comments above our explanation of the additional information.



                                                                        Redacted

Form 10-K for the year ended December 31, 2004
----------------------------------------------

Consolidated Financial Statements
---------------------------------

Note 13. Income taxes, page F-23
--------------------------------

4. Please explain to us the nature of the $2.9 million "Adjustment to deferred tax assets and liabilities" identified in your tax rate reconciliation and why it is an appropriate reconciling item.

     Exhibit A shows the specific components of the adjustment to deferred tax assets and liabilities, the largest of which is the state deferred rate adjustment. The change in the estimated effective rate at which these deferred tax assets and liabilities will reverse was largely attributable to certain states being taxed on a basis other than income (e.g., tax on capital base or gross receipts) and as a result changes in deferred tax assets and liabilities have no incremental tax impact. These estimates can change in the future depending upon the taxable income which may be apportioned to a particular tax jurisdiction.

Note 15. Acquisitions and Divestitures, page F-26
-------------------------------------------------

5. You disclose that you value your stock issued in business combinations after your IPO at an average of the trading price over a specified period of time prior to the closing date of the acquisition. Paragraph 22 of SFAS 141 requires the value to be based on the average of a reasonable period before and after the date that the terms of the acquisition are agreed to and announced. Please quantify for us any difference in aggregate purchase price since your IPO between the stock price you used and that calculated under the guidance of paragraph 22 of SFAS 141.

     Exhibit B compares the actual average share price used to value the stock component of the purchase consideration with the three days plus/minus the signing date except where the signing date and closing date are within three days of each other. In those instances we would not include the price on the closing date or dates subsequent thereto.




                                                                        Redacted

Acknowledgment
--------------

     The Company acknowledges (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    * * * * *

     Please contact the undersigned at (212) 301-4070 should you require further information or have any questions.



                             Very truly yours,

                             /s/ Mark C. Biderman
                             ----------------------------
                             Mark C. Biderman
                             Executive Vice President and
                             Chief Financial Officer





cc:   Douglas W. Hammond, Esq.
      Executive Vice President and General Counsel
      National Financial Partners Corp.
      787 Seventh Avenue, 11th Floor
      New York, NY  10019

      Richard B. Aftanas, Esq.
      Skadden, Arps, Slate, Meagher & Flom LLP
      Four Times Square
      New York, NY, 10036



                                                                        Redacted

                                   Exhibit A

                    Supplement to response to comment no. 4

                                  [Table 0001]

    [Confidential Treatment Requested by National Financial Partners Corp. Responsive Information Being Submitted Confidentially to the Commission]


                                  [Table 0002]

    [Confidential Treatment Requested by National Financial Partners Corp. Responsive Information Being Submitted Confidentially to the Commission]


                                  [Table 0003]

    [Confidential Treatment Requested by National Financial Partners Corp. Responsive Information Being Submitted Confidentially to the Commission]


                                                                        Redacted

                                   Exhibit B


                                  [Table 0004]

    [Confidential Treatment Requested by National Financial Partners Corp. Responsive Information Being Submitted Confidentially to the Commission]




                                                                        Redacted